Via E-mail and EDGAR Suzanne Hayes Assistant Director, Disclosure Operations Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Allen & Overy LLP 1221 Avenue of the Americas New York NY 10020 Tel 212 610 6300 Fax 212 610 6399 Direct line 212 610 6309
Our ref 0010146-0000222 NY:17348998.5

August 13, 2013

Re:	The Bank of Nova Scotia

Amendment No.1 to Registration Statement on Form F-3

Filed July 22, 2013

And Documents Incorporated by Reference

File No. 333-188984

Dear Ms. Hayes,

On behalf of The Bank of Nova Scotia (the Bank) and Scotia Covered Bond Guarantor Limited Partnership (the Guarantor), this letter responds to your letter, dated August 5, 2013 (the Comment Letter), regarding the above-referenced Amendment No.1 to the Registration Statement (the Registration Statement). We are at this time, on behalf of the Bank and the Guarantor (the Registrants), submitting pre-effective Amendment No. 2 to the Registration Statement (Amendment No. 2). For your convenience, each comment from the Comment Letter is repeated in its entirety and numbered to correspond with its number in the Comment Letter. Each comment is followed by a response made on behalf of the Registrants.

Each capitalized term that is used in this letter without definition has the meaning specified in the prospectus (the “prospectus”) or the form of prospectus supplement included in Amendment No. 2.

General

1.	We note your response to prior comment 3 and reissue in part. Please provide historical information required by Rule 15Ga-1(a) concerning all assets securitized by the Bank that were the subject of a demand to repurchase or replacement. Please also disclose the CIK number of the Bank. Refer to Items 1104(e)(1) and (2) of Regulation AB.

Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is authorized and regulated by the Solicitors Regulation Authority of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AD and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Abu Dhabi, Amsterdam, Antwerp, Athens, Bangkok, Beijing, Belfast, Bratislava, Brussels, Bucharest (associated office), Budapest, Casablanca, Doha, Dubai, Düsseldorf, Frankfurt, Hamburg, Hanoi, Ho Chi Minh City, Hong Kong, Istanbul, Jakarta (associated office), London, Luxembourg, Madrid, Mannheim, Milan, Moscow, Munich, New York, Paris, Perth, Prague, Riyadh (associated office), Rome, São Paulo, Shanghai, Singapore, Sydney, Tokyo, Warsaw and Washington, D.C.

Response: As requested, we have included a statement concerning all the assets securitized by the Bank that were the subject of a demand to repurchase or replacement in the form of prospectus supplement filed with Amendment No. 2 under the heading “The Portfolio,” and each prospectus supplement utilized in connection with an issuance of securities under the Registration Statement will update such statement. We have also disclosed the CIK number of the Bank in the form of the prospectus supplement filed with Amendment No. 2 under the heading “The Portfolio”.

Summary

The Global Registered Covered Bond Program, page 11

2.	Please describe the legislative framework and the CMHC Guide.

Response: As requested, we have included a brief summary of the legislative framework and the CMHC Guide in the referenced section under the heading “Summary – The Global Registered Covered Bond Program.”

Risk Factors

Risk relating to the covered bonds generally

The Guarantor may not be able to sell Loans prior to maturity of Hard Bullet…, page 29

3.	We note your response to prior comment 14. Please revise to discuss in this risk factor the substance of the disclosure under “Summary of Principal Documents – Security Agreement – Release of Security,” in lieu of providing a cross-reference.

Response: As requested, the referenced risk factor has been revised to discuss the disclosure under “Summary of Principal Documents – Security Agreement – Release of Security,” in the risk factor in lieu of providing a cross-reference.

Reliance of certain transaction parties

The Guarantor and the covered bondholders place significant reliance on the Bank…, page 30

4. We note your response to prior comment 15.

•	Please revise your disclosure under this risk factor to specify the levels contained in the Cash Manager Required Ratings, so that an investor does not have to refer to the glossary to understand the threshold ratings requirements.

Response: As requested, the referenced risk factor has been revised to include the requested information.

•	Under “Replacement of the Bank as services provider may not be found on acceptable terms…” on page 44, please disclose what is meant by “an appropriate rating,” in lieu of providing a cross-reference. We note in this regard that the cross-reference does not provide the credit ratings information, but refers the reader to a defined term in the glossary.

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Response: As requested, the referenced risk factor has been revised to include the requested information and the cross-reference has been removed.

•	On p. 183, under “Representations and Warranties of the Servicer,” please disclose the credit ratings required to maintain the Servicing Agreement, in lieu of referring to a defined term

Response: As requested, the credit ratings required to be maintained by the Servicer under the Servicing Agreement have been included in lieu of referring to a defined term.

Issuance of covered bonds in book-entry form…, page 46

5.	As requested in prior comment 18, please revise to identify the types of investors who are not permitted to hold securities in book-entry form.
Response: As requested, we have revised this risk factor to include some of the types of investors who may not be permitted to hold securities in book-entry form.

Valuations, Appraisals and Credit Strategy, page 179

6.	We note your response to prior comments 37 and 46. Please clarify for us whether the AVM you reference in your response to comment 46 is the Emili system created by CMHC and whether you back-test this AVM’s values against available property appraisals, primarily third party AVMs. Also, revise your Form F-3 disclosure to include the controls and processes you have in place to validate the valuations provided by Emili.
Response: As requested, the referenced section has been revised to clarify that the Bank (i) uses emili as part of the loan and origination process and (ii) uses a third-party AVM to randomly back-test AVM values generated by emili. Back-testing is undertaken as part of the Bank’s financial management systems; a process independent from the lending and origination process. The AVMs referenced in the Registrants’ response to comment 46 are both emili and third-party AVMs, as discussed above.

Taxation, page 209

7.	We note that your United States and Canadian counsel have furnished “short-form” tax opinions, which you have filed as exhibits 8.1 and 8.2, respectively, to this registration statement. Please address the following:
•	Revise your disclosure under “United States Taxation” on page 209 and “Canadian Taxation” on pages 224 and 225 to remove the language indicating that these sections are merely summaries and do not contain all material tax information. Canadian counsel should revise exhibit 8.2.

Response: As requested, the referenced sections have been revised as requested and Canadian counsel have revised exhibit 8.2.

•	Revise to indicate that the Canadian Taxation section constitutes the opinion of counsel.

Response: As requested, the referenced section has been revised as requested.

•	Identify Canadian counsel.
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Response: As requested, the referenced section has been revised to identify Canadian counsel.

Legal Matters, page 237

8.	Please file the opinion of Allen & Overy LLP as an exhibit.
Response: The referenced section has been revised to indicate that Allen & Overy LLP is not passing on the legality of the covered bonds.

Form of Preliminary Prospectus Supplement

The Portfolio, page S-11

9.	Please confirm that all the loans in the portfolio were reviewed for purposes of Rule 193 or revise to disclose the sample size and the criteria used to select the assets sampled. See instruction to Item 1111(a)(7) of Regulation AB.
Response: As requested, we have revised the referenced section to disclose the sample size and the criteria used to select the assets sampled.

Annex A, Overall Portfolio Statistics, page S-13

10.	Please confirm that tables will be updated before effectiveness of the registration statement or advise.
Response: As requested, the referenced tables have been updated. The Registrants have informed us that the referenced tables will also be updated in each prospectus supplement utilized in connection with an issuance of securities under the Registration Statement.

Annex B, Historical Portfolio Data, page S-18

11.	We note your statement on page S-18 that all loans in the historical portfolio data tables are originated in accordance with the Bank’s lending criteria at the time of the Loan. On page 192, you provide a description of the Bank’s lending criteria and procedures for the origination of mortgage loans that is as of the date of the prospectus. To the extent there are differences between the origination criteria for some of the loans in the portfolio and the criteria described in the prospectus, please describe the origination criteria for those loans and the differences. If there are no differences, please revise to note that the origination criteria for the loans were the same as the criteria described in the prospectus. See Item 1111(a) of Regulation AB. Please confirm that your disclosure, at the time of takedown, will provide updated information on the loans in the portfolio in compliance with Item 1111(a) of Regulation AB.

Response: As of the date of this letter, there are no differences between the origination criteria for the loans in the portfolio and the criteria described in the prospectus. The form of preliminary prospectus supplement has been revised to note that as of the date of the prospectus supplement, there were no material changes to the Bank’s lending and origination criteria of mortgages described in the accompanying prospectus. The Registrants have informed us that, at the time of takedown, they will provide updated information on the loans in the portfolio in compliance with Item 1111(a) of Regulation AB.

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Exhibit 5.1

12.	Please have counsel revise its legality opinion as follows:
•	Opine that each Covered Bond will be a binding obligation of The Bank of Nova Scotia and that the guarantees will be binding obligations of Scotiabank Covered Bond Guarantor Limited Partnership.
•	Remove the limitations on reliance included in the first full paragraph on page 3.

You may refer to Sections II.B.1.e and II.B.3.d of Staff Legal Bulletin No. 19 for guidance.

Response: As requested, the referenced opinions have been revised (i) to opine that each covered bond will be a binding obligation of The Bank of Nova Scotia and that the guarantees will be binding obligations of Scotiabank Covered Bond Guarantor Limited Partnership and (ii) to remove the limitations on reliance including in the first full paragraph on page 3.

Form 40-F for the Fiscal Year Ended October 31, 2012

Exhibit 3 - 2012 Consolidated Financial Statements

Note 3. Significant accounting policies

13.	Please tell us whether you follow the same purchased loan accounting policy described in your response to prior comments 47 to 49 for revolving loans. If not, explain your policy for revolvers. In addition, tell us the period over which you accrete any interest or credit mark on your purchased revolver loans.

Response: We confirm that we follow the same loan accounting policy for acquired revolving loans as described in our prior comments 47 to 49. For acquired revolving loans, we accrete the interest or credit mark based on the expected time over which the existing portfolio will turnover based on the type of loans and country of acquisition.

Note 6. Fair value of financial instruments, page 122

14.	We note your response to prior comment 50 that you will assess and incorporate, as appropriate, additional disclosures in your next annual financial statements with respect to valuation techniques and related assumptions for Levels 2 and 3 trading assets and investment securities. However, it is not clear from your response which trading assets and investment securities line items you will provide in future filings. Please confirm that, at a minimum, you will enhance these disclosures for the Levels 2 and 3 government issued or guaranteed securities, corporate and other debt, and income trusts/funds and hedge funds.

Response: We confirm that when we noted that we will provide additional disclosure on valuation techniques and related assumptions for Level 2 and 3 trading assets and investment securities, we planned to include enhanced disclosure for all significant categories which would include government issued or guaranteed securities, corporate and other debt and income trusts/funds and hedge funds.

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If you should have any questions or comments concerning the contents of this letter, please do not hesitate to call the undersigned at (212) 610-6309.

Sincerely,

/s/ Lawton M. Camp

Lawton M. Camp

Allen & Overy LLP

cc:

United States Securities and Exchange Commission:

Lindsay McCord, United States Securities and Exchange Commission

Staci Shannon, United States Securities and Exchange Commission

Lulu Cheng, Office of Structured Finance, United States Securities and Exchange Commission
Celia Soehner, United States Securities and Exchange Commission
Michael Seaman, United States Securities and Exchange Commission

The Bank of Nova Scotia:

Sean D. McGuckin, Executive Vice-President and Chief Financial Officer

Deborah M. Alexander, Executive Vice-President, General Counsel and Secretary

Maria Theofilaktidis, Senior Vice-President and Chief Accountant

Jake Lawrence, Managing Director, Alternate Funding

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